UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2020

Red Oak Capital Fund III, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-2079441
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200
Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Red Oak Capital Fund III, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated September 18, 2019, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/0001780633/000165495419010910/redoak_253g2.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Item 1. Business

General

Unless the context otherwise requires or indicates, references in this Annual Report on Form 1-K to “us,” “we,” “our” or “our Company” refer to Red Oak Capital Fund III, LLC, a Delaware limited liability company.

Red Oak Capital Fund III, LLC, a Delaware limited liability company, was formed on June 12, 2019. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on June 25, 2019, which offering statement was qualified by the SEC on September 18, 2019. Pursuant to the Offering Statement, we offered a minimum of $2,000,000 in the aggregate and a maximum of $50,000,000 in the aggregate of the Company’s 6.5% Series A and 8.5% Series B senior secured bonds, or the Bonds. The purchase price per Bond was $1,000, with a minimum purchase amount of $10,000. Proceeds from the sale of the Bonds were used to invest primarily in collateralized senior commercial mortgage notes, or property loans, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds. As of December 23, 2019, the Offering reached the maximum aggregate raise of $50,000,000 through issuing $4,386,000 and $45,614,000 of Series A and Series B Bonds, respectively. Upon issuance of the maximum amount, the debt issuance costs incurred were approximately $4.5 million, resulting in net proceeds of approximately $45.5 million.

As of December 31, 2020, the Company held ten senior secured loans, providing $42,552,500 of senior secured loans to various borrowers. The portfolio of loans possessed interest rates averaging 14% and maturities ranging from December 10, 2020 to June 2, 2021. The following tables outlines the major terms of each loan closed by the Company as lender:

Borrower	Location	Maturity	Note Principal	Interest Rate
Campbell Realty Investment Group, LLC	Houma, LA	5/18/2021	$1,200,000	11.50%
Shops@Bird & 89, LLC	Miami, FL	6/2/2021	$4,162,500	11.50%
OM Hotel, LLC	Newport News, VA	12/10/2020	$6,000,000	16.50%
RVH Investments, Inc.	Natchez, MS	12/19/2020	$6,400,000	16.00%
Breda LLC	Camden, ME	12/30/2020	$5,100,000	11.50%
Hazel Crest 3701, LLC	Hazel Crest, IL	2/28/2021	$2,700,000	11.00%
ONRD, Inc.	Natchez, MS	3/11/2021	$4,575,000	16.00%
Burooj Holdings, LLC	Pembroke, NC	3/18/2021	$3,800,000	11.00%
Abdoun Estate Holdings, LLC	Southfield, MI	3/30/2021	$3,000,000	16.00%
Affinity Health Partners, LLC	Plymouth, NC	4/20/2021	$5,615,000	11.00%

We also currently hold one investment in a limited partnership that invests government-backed securities, treasury futures, and options on the abovementioned securities into which we invested approximately $5,000,000 in December of 2019 and which limited partnership investment was value at $893,063 as of December 31, 2020.

On February 28, 2020, the Company executed a Commercial Loan Agreement pursuant to which the Company, as the lender, provided a $2,700,000 senior secured loan (the “Hazel Crest Loan”) to Hazel Crest 3701, LLC, an Illinois limited liability company. Descriptions of the Hazel Crest Loan are incorporated by reference herein to that Current Report on Form 1-U dated March 5, 2020, located at: https://www.sec.gov/Archives/edgar/data/1780633/000165495420002287/redoakiii_1u.htm.

On March 11, 2020, the Company executed a Commercial Loan Agreement pursuant to which the Company, as the lender, provided a $4,575,000 senior secured loan (the “ONRD Loan”) to ONRD, Inc., a Louisiana corporation. Descriptions of the ONRD Loan are incorporated by reference herein to that Current Report on Form 1-U dated March 17, 2020, located at: https://www.sec.gov/Archives/edgar/data/1780633/000165495420002781/redoakiii_1u.htm.

On March 18, 2020, the Company executed a Commercial Loan Agreement pursuant to which the Company, as the lender, provided a $3,800,000 senior secured loan (the “Burooj Loan”) to Burooj Holdings, LLC, a Texas limited liability company. Descriptions of the Burooj Loan are incorporated by reference herein to that Current Report on Form 1-U dated March 30, 2020, located at: https://www.sec.gov/Archives/edgar/data/1780633/000165495420003517/rediii_1u.htm.

On March 30, 2020, the Company executed a Commercial Loan Agreement pursuant to which the Company, as the lender, provided a $3,000,000 senior secured loan (the “Abdoun Estate Loan”) to Abdoun Estate Holdings, LLC, a Michigan limited liability company. Descriptions of the Abdoun Estate Loan are incorporated by reference herein to that Current Report on Form 1-U dated April 3, 2020, located at: https://www.sec.gov/Archives/edgar/data/1780633/000165495420003783/rediii_1u.htm.

On April 20, 2020, the Company executed a Commercial Loan Agreement pursuant to which the Company, as the lender, provided a $5,615,000 senior secured loan (the “Affinity Health Loan”) to Affinity Health Partners, LLC, a Delaware limited liability company. Descriptions of the Affinity Health Loan are incorporated by reference herein to that Current Report on Form 1-U dated April 23, 2020, located at: https://www.sec.gov/Archives/edgar/data/1780633/000165495420004351/rediii_1u.htm.

On August 4, 2020, Red Oak Capital Group, LLC (the “Sponsor”), the managing member of the sole member and manager of Red Oak Capital Fund III, LLC, announced that, effective August 1, 2020, upon receipt of Mr. Chip Cummings’ resignation as Chief Executive Officer of the Sponsor, the Board of Managers (the “Board”) of the Sponsor designated Mr. Gary Bechtel as Chief Executive Officer of the Sponsor and Mr. Cummings as the President of the Sponsor. In addition, the members of the Sponsor, effective August 1, 2020, increased the size of the Board from three to five managers and appointed Mr. Bechtel and Mr. Jason Anderson to the Board. The Board is now comprised of the following individuals: Gary Bechtel, Chip Cummings, Joseph Elias, Kevin Kennedy and Jason Anderson. Mr. Anderson will also continue his role as Chief Financial Officer of the Sponsor. Further information is available in the Current Report on Form 1-U dated August 6, 2020, located at: https://www.sec.gov/Archives/edgar/data/1780633/000165495420008567/redoakiii_1u.htm.

On September 24, 2020, the board of managers of our Sponsor accepted the resignation of Mr. Chip Cummings as a member of the board of managers of our Sponsor and as President of the Company, effective immediately. The board of managers of our Sponsor is now comprised of Gary Bechtel, Jason Anderson, Joseph Elias and Kevin Kennedy. Mr. Bechtel shall serve on our Manager’s Investment Committee and fill the vacancy created by Mr. Cummings’ resignation.

We are managed by our Manager, which is wholly controlled by Red Oak Capital Group, LLC, a Delaware limited liability company, or our Sponsor, a Grand Rapids, Michigan based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

We commenced active operations upon the first closing of our offering of Bonds on September 27, 2019. To date we have received approximately $45,500,000 in net proceeds from our offering of Bonds and have invested $44,326,250 in first mortgage loans. Since the Offering reached the maximum allowable raise on December 23, 2019, there is not anticipated to be any further issuance of bonds.

We intend to make reserve allocations as necessary to (i) aid our objective of preserving capital for our investors by supporting the maintenance and viability of assets we acquire in the future and (ii) meet the necessary covenants of the Bonds. If reserves and any other available income become insufficient to meet our covenants and cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, restructuring property loans or liquidating our investment in one or more assets. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries' borrowing activities by our indenture.

Results of Operations – For the Period Ended December 31, 2020

We operate on a calendar year. Set forth below is a discussion of our operating results for the period ended December 31, 2020.

As of December 31, 2020, the Company held ten senior secured loan, pursuant to which the Company, as the lender, provided $42,552,500 of senior secured loans to various borrowers. This set of loans possessed interest rates ranging between 11% and 17% (averaging 14%) and maturities ranging from December 10, 2020 to June 2, 2021.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a half of one percent (0.5%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

For the period ending December 31, 2020, our total revenues from operations amounted to $6,499,774. Operating costs for the same period, including management fees of $875,000 and bond interest expense of $4,928,326 amounted to $6,870,3825. Net loss for the period amounted to $4,340,384.

For the period ending December 31, 2020, net change in unrealized depreciation from our limited partnership investment amounted to $3,969,776. In accordance with Subtopic 820-10 the investment is valued at net asset value per share on a recurring basis. The level of unrealized losses stemmed from the underlying price movements of the government-backed securities, treasury futures, and options on the abovementioned securities. Management has decided to fully liquidate out of the investment.

As of the issuance date of this report, the Company has deployed substantially all the remaining net proceeds from the issuance of the bonds.

Results of Operations – Period from January 1, 2019 through December 31, 2019

We operate on a calendar year. Set forth below is a discussion of our operating results for the period ended December 31, 2019.

As of December 31, 2019, the Company held six senior secured loan, pursuant to which the Company, as the lender, provided $24,636,250 of senior secured loans to various borrowers. This set of loans possessed interest rates ranging between 10% and 12% (averaging 11%) and maturities ranging from November 19, 2020 to December 30, 2020.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to two percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a one percent (0.5%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

For the period ending December 31, 2019, our total revenues from operations amounted to $267,821. Operating costs for the same period, including organization fees of $1,000,000 and bond interest expense of $844,095 amounted to $2,134,965. Net loss for the period amounted to $2,004,304.

As of the issuance date of this report, the Company has deployed substantially all the remaining net proceeds from the issuance of the bonds.

Liquidity and Capital Resources

As of December 31, 2020, we had sold $4,386,000 and $45,614,000 of Series A and Series B Bonds, respectively, pursuant to our offering of Bonds. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

The Company had cash on hand of $1,789,291 and zero bond service reserves. The bond service reserves required pursuant to the Indenture related to the Bonds, which requires 3.75% of the gross proceeds from the Offering to be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations through September 27, 2020.

We expect to use debt financing in addition to our Bonds as a source of capital. We have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of our Bond Service Reserve. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

In the fourth quarter of 2019, we had sold $4,386,000 and $45,614,000 of Series A and Series B Bonds, respectively. Since we reached the maximum allowable raise and closed the Offering as of December 23, 2019, we will no longer issue additional bonds. We intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

In the fourth quarter of 2019, we closed on six senior secured loans totaling $24,636,250 in total principal outstanding and made our limited partnership investment. In the first quarter of 2020, we closed on four senior secured loans totaling $14,075,000 in total principal outstanding. In the second quarter of 2020, we closed on one senior secured loan totaling $5,615,000 in total principal outstanding. In 2020, the Company held 900,000 for loan reserves. Since we had deployed substantially all the remaining net proceeds from the issuance of the Bonds, we anticipated the deployment of capital to be immaterial through 2020. Going forward, as loans are paid off, the proceeds will be recycled, and capital deployment will increase. As we acquire or fund additional senior secured loans on commercial real estate, the Company’s cash flows increase.

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact COVID-19 may have on us at this time. Although we have not experienced a significant increase in the number of late payments or defaulting borrowers as of the date of this report, we may experience adverse effects in the performance of our existing loans as a result of COVID-19 which may materially alter our ability to pay our debt service obligations and fees.

Item 3. Directors and Officers

The following table sets forth information on our board of managers and executive officers of our Sponsor. We are managed by our Manager, which is owned and controlled by our Sponsor. Consequently, we do not have our own separate board of managers or executive officers.

Name	Age	Position with our Company	Director/Officer Since
Gary Bechtel	63	Chief Executive Officer*	August 2020
Jason Anderson	35	Chief Financial Officer*	November 2019
Joseph Elias	41	Chief Operations Officer*	November 2019
Kevin P. Kennedy	55	Chief Sales and Distribution Officer*	November 2019
Raymond T. Davis	54	Chief Business Development Officer*	November 2019

*Member of the board of managers of the sole manager of our Sponsor, which controls our Manager, which controls our company.

Set forth below is biographical information for our Sponsor’s executive officers.

Gary Bechtel, Chief Executive Officer and a member of the board of managers for the manager of our Sponsor. Gary previously served as President of Money360 and was responsible for developing and executing Money360’s expansion strategy. Gary also served on Money360’s Credit Committee and Board of Directors. Prior to joining the Money360, he was Chief Lending/Originations Officer of CU Business Partners, LLC, the nation’s largest credit union service organization (CUSO). Previously, Gary held management or production positions with Grubb & Ellis Company, Meridian Capital, Johnson Capital, FINOVA Realty Capital, Pacific Southwest Realty Services and Hometown Commercial Capital. Gary began his career with the Alison Company and over the past thirty-four years has been involved in all aspects of the commercial real estate finance industry, as a lender and as an intermediary, including the origination, underwriting, structuring, placement and closing of over $10B in commercial debt transactions, utilizing various debt structures which have included permanent, bridge, equity, mezzanine and construction on transactions of $1M to $250M. These transactions were placed with a variety of capital sources that included life companies, commercial banks, credit unions and equity and mezzanine funds, on property types that included office, retail, industrial, multifamily, hospitality, self storage and manufactured housing. He is or has been a member of the Mortgage Bankers Association of America, California Mortgage Bankers Association, National Association of Industrial and Office Properties, and International Council of Shopping Centers. Gary has spoken at numerous industry events and written articles and has been regularly quoted in a number of regional and national publications.

Jason Anderson is Chief Financial Officer and a member of the board of managers for the manager of our Sponsor. He focuses on the creation and development of operational and accounting expertise. Jason has more than 12 years in the financial services industry. Under his tenure as a Shareholder, Director and Executive Committee Member at Strait Capital from 2009 to 2017, assets under administration increased from $40 million to nearly $4 billion. His expertise lies in architecting and delivering a full-fledge institutional operating platform for hedge funds, private equity groups, and family offices. Jason launched over 100 alternative investment vehicles while at Strait Capital. Jason has also served as Director of Anderson Capital Consulting LLC since 2017. He began his career as a hedge fund analyst specializing in distressed securities, mergers and acquisitions, and capital arbitrage strategies. While a university student, he was hand-picked to serve as an analyst for the $1+ Billion SMU Endowment Fund. Jason graduated Magna Cum Laude with a Bachelor of Business Administration in Finance and a Bachelor of Science in Economics with Business Honors and Department Distinction from Southern Methodist University. Jason has earned the Chartered Financial Analyst (CFA) designation.

Joseph Elias is a founding partner, Chief Operations Officer and a member of the board of managers for the manager of our Sponsor. He is responsible for platform development and enhancement. Previously, Joe cofounded Loquidity in 2014, a commercial real estate crowdfunding platform where he served as COO, in which capacity he served until 2018. Joe possesses more than 14 years of executive technology operations experience with Fortune 50 companies and 17 years of experience in real estate finance and development. He has spent his career leading corporate transformation and achieving significant operational efficiencies by successfully integrating new technologies. This expertise combined with an entrepreneurial spirit, inspired him to develop innovative scalable solutions to transform the real estate investing landscape through the ROCX Platform. Prior to that, Joe served as a senior director at Comcast from 2003 to 2014, managing a $1 billion portfolio program. He and his team worked to implement new technology realizing an estimated $300 million in cost savings. Prior to Comcast, he was a project manager at General Motors. Joe operated multiple successful family businesses, managing millions of dollars’ worth of real estate assets in major Midwestern markets. Joe earned his Bachelor of Science in Management Information Systems from Wayne State University and holds an MBA from the Ross School of Business at the University of Michigan.

Kevin P. Kennedy is a founding partner, Chief Sales and Distribution Officer and a member of the board of managers for the manager of our Sponsor. He is responsible for capital acquisition, platform distribution and broker dealer relationships. Kevin has 25 years of experience in investment management. Most recently, he was with BlackRock Investment Management Corporation from 1990 to 2016, where he served as Managing Director and Divisional Sales Director prior to leaving. His team was responsible for selling and marketing BlackRock’s active, passive and alternative investments. Prior to BlackRock, Kevin was a Director and Vice President for Merrill Lynch Investment Managers covering the Midwest region. He began his career with Merrill Lynch in 1990 as a trading liaison. He was instrumental in helping both firms raise billions in sales, increase revenue, new offerings, platform enhancements and sales team development. Kevin holds a Series 7, 24, 63, 65 and 66 securities licenses. He received his Bachelor of Arts degree from Duquesne University, in Pittsburg, PA.  He completed his Certified Investment Management Analyst certification (CIMA) designation from Wharton Executive Education-University of Pennsylvania in 2007.

Raymond T. Davis is Chief Business Development Officer for the manager of our Sponsor. Ray is responsible for the company’s long-term business strategy, including supporting our lending product development, and leading capital strategy, which includes concurrently developing strategic offerings with investment partners amongst the independent broker dealer community, family offices and pension funds. Ray has more than 20 years of management experience. Since 2014, Ray has focused is operational and strategic skills on implementing policy, process and operational enhancements for various investment funds and vehicles distributed in the independent broker dealer community. Ray has served both private companies and registered alternative investment funds in various senior roles. Ray attended Wayne State University.

Director and Executive Compensation

Our company does not have executives. It is operated by our Manager. We will not reimburse our Manager for any portion of the salaries and benefits to be paid to its executive officers.

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of the issuance date of this report, certain information regarding the beneficial ownership of our outstanding membership units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding membership units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding membership units. Each person named in the table has sole voting and investment power with respect to all of the membership units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
LLC Interests	Gary Bechtel*	N/A	20.00%

LLC Interests	Joseph Elias*	N/A	20.00%

LLC Interests	Kevin Kennedy*	N/A	20.00%

LLC Interests	Raymond Davis*	N/A	20.00%

LLC Interests	Jason Anderson*	N/A	20.00%

LLC Interests	All Executives and Managers*	N/A	100.00%
_________________
*625 Kenmoor Avenue SE, Suite 200, Grand Rapids, Michigan 49546

Item 5. Interest of Management and Others in Certain Transaction

For further details, please see Note 4, Related Party Transactions in Item 7, Financial Statements.

Item 6. Other Information

None.

Item 7. Financial Statements

RED OAK CAPITAL FUND III, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2020 AND DECEMBER 31, 2019

Red Oak Capital Fund III, LLC
Contents

Independent Auditor's Report	12

Financial Statements

Balance Sheets	13

Statements of Operations	14

Statements of Changes in Member's Capital	15

Statements of Cash Flows	16

Notes to Financial Statements	17-24

INDEPENDENT AUDITOR’S REPORT

To the Managing Member
Red Oak Capital Fund III, LLC

We have audited the accompanying financial statements of Red Oak Capital Fund III, LLC (a Delaware limited liability corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in member’s capital, and cash flows for the year ended December 31, 2020 and the period from June 12, 2019 (date of formation) to December 31, 2019, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Red Oak Capital Fund III, LLC as of December 31, 2020 and 2019, and the results of its operations, changes in member’s capital, and cash flows for the year ended December 31, 2020 and the period from June 12, 2019 (date of formation) to December 31, 2019, in accordance with accounting principles generally accepted in the United States of America.

/s/ UHY LLP
Farmington Hills, Michigan
April 30, 2021

Red Oak Capital Fund III, LLC
Balance Sheets

	December 31, 2020	December 31, 2019

Assets

Current assets:
Cash and cash equivalents	$1,789,291	$17,789,819
Restricted cash - bond service reserve	-	1,875,588
Investment in limited partnership	893,063	4,862,840
Mortgage loans receivable, held for investment, net	41,332,593	23,690,492
Loan interest receivable	1,797,532	124,071
Bond proceeds receivable	-	13,700
Total current assets	45,812,479	48,356,510

Total assets	$45,812,479	$48,356,510

Liabilities and Member's Deficit

Current liabilities:
Loan interest reserves	$2,340,388	$1,892,619
Loan construction reserves	1,465,413	2,094,275
Bond interest payable	1,040,570	648,984
Due to managing member	-	25,400
Other current liabilities	-	4,786
Total current liabilities	4,846,371	4,666,064

Long-term liabilities:
Series A bonds payable, net	4,250,364	4,182,360
Series B bonds payable, net	42,131,421	41,433,379
Total long-term liabilities	46,381,785	45,615,739

Member's deficit	(5,415,677)	(1,925,293)

Total liabilities and member's deficit	$45,812,479	$48,356,510

Red Oak Capital Fund III, LLC Statements of Operations
		For the period from June
	Year ended	12, 2019 (date of formation) through
	December 31, 2020	December 31, 2019

Revenue:
Mortgage interest income	$6,442,528	$184,762
Interest income	57,246	83,634
Total revenue	6,499,774	268,396

Expenses:
Bond interest expense	4,928,326	765,759
Management fees	875,000	138,035
Management acquisition fees	98,450	123,181
Organization fees	-	1,000,000
Professional fees	66,948	28,343
General and administrative	1,658	1,311
Provision for loan losses	900,000	-
Total expenses	6,870,382	2,056,629

Other income (expense)
Net change in unrealized appreciation or depreciation in limited partnerships	(3,969,776)	(137,160)
Total other income (expense)	(3,969,776)	(137,160)

Net income (loss)	$(4,340,384)	$(1,925,393)

Red Oak Capital Fund III, LLC
Statements of Changes in Member's Capital

Managing Member

Member's deficit, June 12, 2019	$-

Capital contributions	100

Net income (loss)	(1,925,393)

Member's deficit, December 31, 2019	(1,925,293)

Capital contributions	850,000

Net income (loss)	(4,340,384)

Member's deficit, December 31, 2020	$(5,415,677)

Red Oak Capital Fund III, LLC Statements of Cash Flows
		For the period from June
	Year ended	12, 2019 (date of formation) through
	December 31, 2020	December 31, 2019

Cash flows from operating activities:
Net income (loss)	$(4,340,384)	$(1,925,393)

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Net change in unrealized (appreciation) depreciation in limited partnership	3,969,776	137,160
Net change in provision for loan losses	900,000	-
Accretion of loan origination income	(1,566,076)	(49,692)
Amortization of debt issuance costs	766,046	116,776
Change in other operating assets and liabilities:
Net change in loan interest receivable	(1,673,461)	(124,071)
Net change in bond proceeds receivable	13,700	(13,700)
Net change in bond interest payable	391,586	648,984
Net change in due to managing member	(25,400)	25,400
Net change in other current liabilities	(4,786)	4,786

Net cash provided by (used in) operating activities	(1,568,999)	(1,179,750)

Cash flows from investing activities:
Mortgage notes	(16,976,025)	(23,640,800)
Loan interest reserve additions	447,769	1,892,619
Loan construction reserve additions	3,727,173	2,708,099
Loan construction reserve drawdowns	(4,356,034)	(613,824)
Investment in limited partnership	-	(5,000,000)

Net cash provided by (used in) investing activities	(17,157,117)	(24,653,906)

Cash flows from financing activities:
Member contributions	850,000	100
Proceeds from Series A Bonds	-	4,386,000
Proceeds from Series B Bonds	-	45,614,000
Payment of debt issuance costs		(4,501,037)

Net cash provided by (used in) financing activities	850,000	45,499,063

Net change in cash, cash equivalents, and restricted cash	(17,876,116)	19,665,407

Cash, cash equivalents, and restricted cash, beginning of period	19,665,407	-

Cash, cash equivalents, and restricted cash, end of period	$1,789,291	$19,665,407

Red Oak Capital Fund III, LLC
Notes to Financial Statements
December 31, 2020 and December 31, 2019

1. Organization

Red Oak Capital Fund III, LLC, (the “Company”) formerly known as Red Oak Capital Fixed Income III, LLC, is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company formed on June 12, 2019 and commenced operations on September 27, 2019. The Company raised a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The minimum offering requirement of $2 million was achieved and an initial closing was held on September 27, 2019 whereby the intial offering proceeds were released from escrow. The Company’s term is indefinite.

The Company’s operations may be affected by the ongoing outbreak of the coronavirus (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. Possible effects of the pandemic may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods due to third parties experiencing quarantines or social distancing within the labor workforce. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates
The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, the COVID-19 pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value
In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Red Oak Capital Fund III, LLC
Notes to Financial Statements
December 31, 2020 and December 31, 2019

2. Significant accounting policies (continued)

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents
Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Restricted cash represents cash held in escrow for the benefit of the Company’s bondholders for the payment of the debt service obligation.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

The Company follows ASU 2016-18, “Restricted Cash”, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance that sum to the total of the same such amounts shown in the statement of cash flows:

	12/31/2020	12/31/2019
Cash and cash equivalents	$1,789,291	$17,789,819
Restricted cash – bond service reserve	-	1,875,588
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$1,789,291	$19,665,407

Investment in limited partnership
The Company’s investment in limited partnership consists of one $5 million contribution into Woodstock Capital Partner, LP which is a non-marketable equity security. In accordance with Subtopic 820-10 the investment is valued at net asset value per share on a recurring basis. Unrealized gains or losses are recorded as other income in the statement of operations. The short-term investment is primarily intended to facilitate capital preservation for the loan reserves which are required to be kept readily available. The liquidity terms provide for an initial 120-day lock-up and monthly redemptions with 45 days’ notice. As of December 31, 2020 and December 31, 2019, there were zero unfunded commitments and the fair value of the investment, measured using the net asset value per share, was approximately $0.89 and $4.86 million, respectively.

Mortgage loans receivable
Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Red Oak Capital Fund III, LLC
Notes to Financial Statements
December 31, 2020 and December 31, 2019

2. Significant accounting policies (continued)

Impairment and allowance for loan losses
Mortgage loans receivable are considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions. Provisions for loan losses of $900,000 and zero were recorded for the periods ending December 31, 2020 and 2019, respectively.

Revenue recognition and accounts receivable
Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled approximately $1,566,000 and $50,000 for the period ending December 31, 2020 and December 31, 2019, respectively, also included in interest income in the accompanying statement of operations. The Company had gross mortgage loans receivable of $42.55 and $24.64 million, presented net of approximately $0.32 and $0.95 million of unamortized deferred loan origination income and $0.90 million and zero of loan loss reserves at December 31, 2020 and December 31, 2019, respectively.

Bonds payable
Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes
As a limited liability company, the Company itself is not subject to United States federal income taxes. The sole member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to its member in amounts adequate to meet its tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, “Income Taxes”, as amended by Accounting Standards Update 2009-06, “Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.” This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

Red Oak Capital Fund III, LLC
Notes to Financial Statements
December 31, 2020 and December 31, 2019

2. Significant accounting policies (continued)

As of December 31, 2020 and December 31, 2019, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of December 31, 2020 and December 31, 2019, no amount of interest and penalties related to uncertain tax positions was recognized in the statement of operations.

Extended Transition Period
Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements – Not Yet Adopted
In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments - Credit Losses: Measurement of Credit Losses of Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. An entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes for financial assets measured at amortized cost. ASU 2016-13 is effective for the Company, under the extended transition period under the JOBS Act, for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company is still evaluating the impact of adopting ASU 2016-13 on its financial statements.

Red Oak Capital Fund III, LLC
Notes to Financial Statements
December 31, 2020 and December 31, 2019

3. Mortgage loans receivable

As of December 31, 2020 and December 31, 2019, the Company held approximately $41.33 and $23.69 million of mortgage loans receivable, net of approximately $0.32 and $0.95 million of deferred origination fees and $0.90 million and zero of loan loss reserves, respectively. At December 31, 2020, this consisted of ten mortgage loans where the interest rate weighted average was 13.67% and the maturities ranged from February 28, 2021 to June 30, 2021, based on twelve-month terms with two borrower options to extend an additional six months. The Company earned and accrued approximately $4.71 million of mortgage loan interest income during the period ending December 31, 2020. At the end of 2019, this consisted of six mortgage loans where the interest rate weighted average was 11% and where the maturities ranged from November 19, 2020 to December 30, 2020, based on twelve-month terms with two optional six-month extensions. The Company earned and accrued approximately $0.14 million of mortgage loan interest income during the period ending December 31, 2019

In accordance with the Company’s mortgage loans receivable agreements, each borrower must fund a loan interest reserve account with six to twelve months of interest payments. As of December 31, 2020 and December 31, 2019, the loan interest reserve account contained approximately $2.34 and $1.89 million, respectively. Additionally, the Company holds certain construction funds and prepaid interest on behalf of each borrower which is then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. The loan construction reserve balance was approximately $1.47 million and $2.09 million as of December 31, 2020 and December 31, 2019, respectively.

On June 5, 2020, the Company issued a notice of default to a mortgage note borrower, Breda, LLC, for a failure to make interest payments and increased the interest rate to the default rate of 16% per annum. Breda, LLC has since begun making interest payments and the Company lowered the interest rate back to 11%. The borrower extended the note for an additional six months to June 30, 2021 with an interest rate of 11.5%. The note holds an unpaid principal balance of $5,100,000 with interest receivable of approximately $382,000 as of December 31, 2020. Given the property’s value, cash reserves, and existing loan-to-value, the Company does not believe there is a material risk of loss to either principal or interest.

On January 11, 2021, the Company issued a demand letter to a mortgage note borrower, OM Hotel, LLC, for a failure to make interest payments. On February 3, 2021, the Company issued a notice of default and increased the interest rate to the default rate of 16% per annum. The note is currently in workout with the borrower. The note originally matured on December 10, 2020 and holds an unpaid principal balance of $6,000,000 with interest receivable of approximately $542,000 as of December 31, 2020. The Company has established a provision for loan losses in the amount of $250,000 for this note at December 31, 2020.

On January 11, 2021, the Company issued a notice of default to a mortgage note borrower, RVH Investments, Inc., and increased the interest rate to the default rate of 16% per annum. Since the borrower failed to deliver the payoff, the Company has proceeded with foreclosure proceedings. The note originally matured on December 19, 2020 and holds an unpaid principal balance of $6,400,000 with interest receivable of approximately $194,000 as of December 31, 2020. Given the property’s value, cash reserves, and existing loan-to-value, the Company does not believe there is a material risk of loss to either principal or interest.

On January 11, 2021, the Company issued a notice of default to a mortgage note borrower, ONRD, Inc., and increased the interest rate to the default rate of 16% per annum. Since the borrower failed to deliver the payoff, the Company has proceeded with foreclosure proceedings. The note originally matured on March 11, 2021 and holds an unpaid principal balance of $4,575,000 with interest receivable of approximately $155,000 as of December 31, 2020. The Company has established a provision for loan losses in the amount of $650,000 for this note at December 31, 2020.

Red Oak Capital Fund III, LLC
Notes to Financial Statements
December 31, 2020 and December 31, 2019

3. Mortgage loans receivable (continued)

On January 15, 2021, the Company issued a notice of default to a mortgage note borrower, Campbell Realty Investment Group, LLC, for a failure to make interest payments. The borrower has since caught up on payments and extended the loan through May 18, 2021.

On January 15, 2021, the Company issued a demand letter to a mortgage note borrower, Abdoun Estate Holdings, LLC, for a failure to make interest payments. On February 3, 2021, the Company issued a notice of default and increased the interest rate to the default rate of 16% per annum. Since the borrower failed to deliver the payoff, the Company has proceeded with foreclosure proceedings. The note originally matured on March 30, 2021 and holds an unpaid principal balance of $3,000,000 with interest receivable of approximately $94,000 as of December 31, 2020. Given the property’s value, cash reserves, and existing loan-to-value, the Company does not believe there is a material risk of loss to either principal or interest.

4. Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 1.75% of gross principal outstanding of Series A and Series B Bondholders. For the period ending December 31, 2020 and December 31, 2019, $875,000 and $138,035 management fees have been earned, respectively. Zero management fees were held as payable to the Managing Member as of December 31, 2020 or December 31, 2019.

The Company will pay an acquisition fee to the Managing Member. The acquisition fee is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. During the period ending December 31, 2020 and December 31, 2019, $98,450 and $123,181 acquisition fees have been earned, respectively. As of December 31, 2020 and December 31, 2019, zero and $25,400 acquisition fees were held as payable to the Managing Member.

The Company will pay organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 2.00% of the gross principal outstanding of both Series A and Series B Bondholders. During the period ending December 31, 2020 and December 31, 2019, zero and $1,000,000 organization fees have been earned. As of December 31, 2020 and December 31, 2019, zero organization fees were held as payable to the Managing Member.

5. Member’s equity

During the period ending December 31, 2020 and December 31, 2019, the Managing Member, as sole member of the Company, made $850,000 and $100 of capital contributions, respectively.

6. Bonds payable

During the period ending December 31, 2020 and December 31, 2019, the Company issued zero and $50 million of Series A and B Bonds, respectively. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Series A and Series B Bond offerings. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of December 31, 2020 and December 31, 2019, there have been approximately $4.50 million of debt issuance costs incurred by the Company. During the period ending December 31, 2020 and December 31, 2019, approximately $766,046 and $116,776 was amortized to bond interest expense during the period, respectively.

Red Oak Capital Fund III, LLC
Notes to Financial Statements
December 31, 2020 and December 31, 2019

6. Bonds payable (continued)

Bonds payable as of December 31, 2020 and December 31, 2019 are comprised of the following:

	2020	2019
Series A bonds payable	$4,386,000	$4,386,000
Series B bonds payable	45,614,000	45,614,000
Debt issuance costs	(3,618,215)	(4,384,261)

Total bonds payable, net	$46,381,785	$45,615,739

The Company executes quarterly interest payments to the Series A and Series B Bondholders at a rate of 6.5% per annum and 8.5% per annum, respectively. The Company paid the first quarterly payment on January 25, 2020, in accordance with the offering circular. For the period ending December 31, 2020 and December 31, 2019, the Company has recorded $4,162,280 and $648,984 as bond interest expense, respectively. As of December 31, 2020 and December 31, 2019, $1,040,570 and $648,984 is held as payable to both sets of Bondholders, respectively.

In accordance with the Series A and Series B Bond Offering Documents and Indenture, a Bond Service Reserve account was established with the Company’s trustee, UMB Bank. As it is required, the Company keeps 3.75% of gross offering proceeds with the trustee for a period of one year following the first closing date of September 27, 2019. As of December 31, 2019, the account contained $1,875,588, reflected as restricted cash - bond service reserve on the Company’s balance sheet that was used to meet the bonds’ service obligations. On September 27, 2020, the Bond Service Reserve requirement was terminated and the funds remaining in the UMB trust account were returned to the Company.

The maturity date of Series A Bonds will be December 31, 2022, whereas the maturity date will be December 31, 2025 for Series B Bonds. Upon the maturity of the Series A and Series B Bonds, the bondholders will receive a Contingent Interest Payment equal to 4% and 24% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member. As of December 31, 2020 or December 31, 2019, the Company has accrued no contingent interest.

Series B Bonds will be redeemable beginning January 1, 2022. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2022 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2024.

The Company’s obligation to redeem bonds in any given year pursuant to this Series B Redemption is limited to 10% of the outstanding principal balance of the Series B Bonds on January 1 of the applicable year. Bond redemptions pursuant to the Series B Redemption will occur in the order that notices are received.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the bonds will be automatically renewed at the same interest rate for an additional two years in the case of Series A, or an additional five years in the case of Series B bonds, unless redeemed upon maturity at the Company or the bondholders’ election.

Red Oak Capital Fund III, LLC
Notes to Financial Statements
December 31, 2020 and December 31, 2019

7. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

8. Subsequent events

On January 25, 2021, in accordance with the offering circular, the Company executed an interest payment for $1,040,570 to the trustee and paying agent, UMB Bank.

As of February 28, 2021, the Company fully redeemed from the Woodstock Capital Partners, LP Investment. On April 9, 2021, the company received approximately $0.76 million, which was 90% of the net asset value of the investment. The remaining 10% is being held back pursuant to the terms of our investment agreement and will be repaid in the next 12 months.

On April 21, 2021, the previous sponsor, Red Oak Capital Group, LLC (“ROCG”), of the Company completed an interest exchange (the “Exchange”) whereby Red Oak Capital Holdings, LLC (“ROCH”) acquired all of the equity interests in the Company’s manager, Red Oak Capital GP, LLC (“ROGP”), from ROCG (former 90% owner of ROGP) and Mr. Raymond Davis (former 10% owner of ROGP). As consideration in the Exchange, each of ROCG and Mr. Davis received non-voting equity interests in ROCH. Prior to the Exchange, ROCG was ROGP’s sole manager, and ROCG was managed by a Board of Managers appointed by Mr. Kevin Kennedy and Mr. Joseph Elias, the sole equity holders in ROCG. ROCH’s sole manager is Red Oak Holdings Management, LLC (“ROHM”), and ROHM also holds all of the voting equity in ROCH. ROHM’s board of managers is comprised of Mr. Kennedy, Mr. Elias, Mr. Davis, Mr. Jason Anderson and Mr. Gary Bechtel. The ROHM board members also collectively own all of the voting equity in ROHM and have the exclusive right to vote in the election of the ROHM board members. As a result of the Exchange, Messrs. Kennedy and Elias no longer have sole control of the Company via their voting interests in ROCG. However, all of the executive officers remain the same and the members of the ROHM board of managers are the same as the members of the ROCG board with the addition of Mr. Davis.

The financial statements were approved by management and available for issuance on April 30, 2021. Subsequent events have been evaluated through this date.

Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund III, LLC*

(2)(b)	Certificate of Amendment to Certificate of Formation of Red Oak Capital Fixed Income III, LLC*

(2)(c)	Limited Liability Company Agreement of Red Oak Capital Fund III, LLC*

(2)(d)	First Amendment to Limited Liability Company Agreement of Red Oak Capital Fixed Income III, LLC *

(3)(a)	Form of Indenture between Red Oak Capital Fund III, LLC and UMB Bank, N.A.*

(3)(b)	Form of Series A Bond***

(3)(c)	Form of Series B Bond***

(3)(d)	Form of Pledge and Security Agreement*

* Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on July 30.
** Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on July 31, 2019.
*** Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on August 30, 2019.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-K and has duly caused this Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Rapids of Michigan on April 30 of 2021.

RED OAK CAPITAL FUND III, LLC,
a Delaware limited liability company

By:             Red Oak Capital GP, LLC,
                   a Delaware limited liability company
Its:             Sole Member

By:            Red Oak Capital Holdings, LLC,
                  a Delaware limited liability company
Its:            Sole Member

By:            Red Oak Holdings Management, LLC,
                  a Delaware limited liability company
Its:            Manager

By:            /s/ Gary Bechtel
Name:       Gary Bechtel
Its:            Manager

By:            /s/ Joseph Elias
Name:       Joseph Elias
Its:            Manager

 By:            /s/ Kevin Kennedy
Name:       Kevin Kennedy
Its:            Manager

By:            /s/ Jason Anderson
Name:       Jason Anderson
Its:            Manager

By:            /s/ Raymond Davis
Name:       Raymond Davis
Its:            Manager

By:       /s/ Gary Bechtel
Name:  Gary Bechtel
Its:       Chief Executive Officer of the Sole Member of the Manager
            (Principal Executive Officer)

By:       /s/ Jason Anderson
Name:  Jason Anderson
Its:        Chief Financial Officer of the Sole Member of the Manager
            (Principal Financial Officer and Principal Accounting Officer)